2005 ANNUAL REPORT



AWARE, INC.

AWARE, INC.

THE DSL INDUSTRY HAS ENTERED A NEW PHASE OF DEPLOYMENTS AS TELEPHONE COMPANIES EXPAND THE REACH OF THEIR SERVICE OFFERINGS TO INCLUDE DATA, VOICE, AND TELEVISION. HDTV OVER VDSL2 HAS BECOME A NEAR-TERM GOAL IN SEVERAL REGIONS, MARKING THE TRUE TRANSFORMATION OF PHONE COMPANIES INTO CONTENT PROVIDERS.

IN 2005, OUR LICENSING BUSINESS SUCCESSFULLY LAUNCHED CUSTOMER CHIPSETS BASED UPON OUR STRATIPHY2+™ ADSL2/2+ TECHNOLOGY IN FRANCE, WHERE CUSTOMERS NOW RECEIVE HIGH-SPEED INTERNET ACCESS AND IPTV. IN 2006, WE EXPECT STRATIPHY3™ TO BENEFIT FROM THE RAPID EMERGENCE OF THE VDSL2 STANDARD, ENABLING MUCH HIGHER SPEEDS AND VALUE-ADDED SERVICES. IN GERMANY, DEUTSCHE TELEKOM HAS LINED UP AN IMPRESSIVE OFFERING OF ENTERTAINMENT SERVICES, INCLUDING HD BROADCAST OF SOCCER GAMES, USING A 50MBPS VDSL2 NETWORK.

THERE WERE 138.8 MILLION DSL SUBSCRIBERS WORLDWIDE AT THE END OF 2005, WITH EUROPE AND ASIA PACIFIC LEADING WITH MARKET SHARES OF 37% AND 41% RESPECTIVELY[1]. THE MOVE BY PHONE COMPANIES TO VALUE-ADDED SERVICES IS FUELING A RAPID TRANSITION TO VDSL2. FORECASTS FOR VDSL AGGREGATION PORTS, THE DEVICES THAT DELIVER VDSL SERVICE FROM POINTS IN THE PHONE COMPANY NETWORK, PRESENT AN OPPORTUNITY FOR EXPONENTIAL GROWTH OVER THE COMING YEARS[2].

THE TRANSITION TO NEW STANDARDS ALSO FORMS THE FOUNDATION FOR NEW OPPORTUNITIES FOR OUR DSL TEST AND DIAGNOSTICS HARDWARE AND SOFTWARE PRODUCTS.

IN RESPONSE TO RAPID GROWTH IN NEW AREAS OF BIOMETRICS, 2005 SAW AN INCREASED DEMAND FOR OUR SOFTWARE FOR BIOMETRIC ENROLLMENT SYSTEMS AND ELECTRONIC PASSPORT SYSTEMS.

[1]2005 TOTAL SUBSCRIBERS BY REGION


ROW
6%
North America
16%
Asia Pacific
41%
Europe
37%

Source: Point Topic

[2]DSL AGGREGATION PORTS
(ANNUAL NET ADDITIONS)


Port Adds
(in millions)
250
200
150
100
50
0
2005*
2006
2007
2008
2009
VDSL
ADSL

* 2005 Actual

Source: Infonetics Research 02/06

LETTER TO SHAREHOLDERS

Dear Shareholder,

2005 marked successful completion of several years of coordinated effort of our marketing and research and development efforts in all three areas of our business. For the DSL licensing products, we saw the successful launch of customer chipsets based upon our ADSL2/2+ technology. These products were successfully adopted in France through our customer Analog Devices. We also released to market the industry's first solution for ultra high-speed VDSL2. We expect this product to successfully launch through our customer Infineon in a large deployment, beginning in Germany, in 2006.

Our biometric products were more widely used than ever in 2005. In the fingerprint enrollment systems market, to which we sell software components, we maintained a strong presence in local law enforcement applications, and we won business in international markets through our OEM relationships with enrollment station vendors. We also saw first adoption of our software products for enrollment, manufacture and reading of electronic passports.

And for our DSL test and diagnostic products, we completed development of several key hardware platforms and software products that take advantage of new functionality resident in the ADSL2+ and VDSL2 standards. These products will be sold through OEMs to improve the test infrastructure for DSL networks.

In DSL licensing, we have successfully directed product developments into a single intellectual property product platform, called StratiPHY. There are three generations of StratiPHY products. We are able to leverage our developments and sell StratiPHY products to multiple customers, taking us entirely away from custom solution developments.

Several of our new software products in biometrics and DSL test and diagnostics are designed to expand our presence in the growth portions of their respective industries. By moving from software components to software subsystems, we are able to deliver higher value to our customers.

In DSL, our intense research and development efforts have allowed us to meet aggressive higher bandwidth/speed requirements demanded by service providers worldwide. In Germany, VDSL2 has rapidly emerged as a requirement, as evidenced by the choice Deutsche Telekom made just last month. Our StratiPHY3 meets these requirements, and our customer Infineon already has products that can be successfully deployed. Our vision is to deliver value to our customers to enable them to capture market share in the rapidly growing DSL and biometrics markets.

In DSL licensing, the licensing business model puts us in a position to leverage the success of our customers' products. With our strong footprint in the initial rollouts of ADSL2+ in France and the planned VDSL2 deployments in Germany, we see a clear path to market share gains.

In biometrics, our software seat license business model allows us to grow revenues as new biometric enrollment stations become more pervasive.

And in DSL test and diagnostics, our mix of hardware and software products allows us to leverage the installation of new hardware infrastructure as well as the increased use of software to analyze information gathered at test points in a telephone company's network. With all of our products, we are aggressively pursuing new customers and new deployment opportunities.

We are especially excited about the developments taking place in Germany, where our customer Infineon will be the chipset engine powering the world's first 50Mbps VDSL2 network. Deutsche Telekom intends to deliver high-quality entertainment services, including access to 100 TV channels and high-definition television (HDTV), video-on-demand, as well as high-speed Internet access and voice. We believe that others are likely to follow in DT's footsteps, thereby further increasing the demand for VDSL2.

Finally, our patent position continues to improve. We have patents or patent applications for our inventions in over 20 countries throughout the world. Many of these inventions are central to the new standards that are rapidly taking over the new wave of deployments.

As always, we appreciate the support and hard work put forth by our customers and our employees. We also are grateful to our shareholders for their continued support. 2005 was a year in which our product developments were fruitful and our customer acquisition efforts were met with success. In 2006, we look forward to improving our position in the exciting markets we are addressing and returning to profitability.

Sincerely

Michael A. Tzannes
Chief Executive Officer

John K. Kerr
Chairman, Board of Directors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission file number 000-21129

AWARE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State or Other Jurisdiction of Incorporation or Organization)

04-2911026
(I.R.S. Employer Identification No.)

40 Middlesex Turnpike, Bedford, Massachusetts 01730
(Address of Principal Executive Offices)
(Zip Code)

(781) 276-4000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2). Yes [X] No [ ]

As of June 30, 2005 the aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based on the closing sale price as reported on the Nasdaq National Market, was approximately $143,452,276.

The number of shares outstanding of the registrant's common stock as of March 6, 2006 was 23,290,811.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be delivered to shareholders in connection with the registrant's Annual Meeting of Shareholders to be held on May 24, 2006 are incorporated by reference into Part III of this Annual Report on Form 10-K.

AWARE, INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

Company Overview

We are a worldwide leader in the development and marketing of intellectual property for broadband communications. We license our intellectual property to semiconductor companies that build integrated circuits based on our technology. Our principal offering is Digital Subscriber Line ("DSL") technology for the telecommunications industry based upon the International Telecommunication Union ("ITU") industry standards. DSL technology includes asymmetric DSL ("ADSL") and very high speed DSL ("VDSL"). ADSL enables telephone companies to use their existing copper telephone lines to offer broadband services. Numerous ADSL standards have been adopted by the ITU since 1999, including G.992.1 ADSL and G.992.2 G.lite as well as G.992.3 ADSL2 and G.992.5 ADSL2plus which were adopted by the ITU in 2002 and 2003, respectively. In 2006, the ITU also approved the G.993.2 VDSL2 standard. ADSL2plus and VDSL2 further expand the bandwidth utilized by DSL signals and enable higher data rates than ADSL. These newer standards also deliver broader functionality and are expected to be increasingly used in worldwide deployments over the next several years.

Our technology enables semiconductor companies to manufacture and sell chipsets that support ADSL, ADSL2, ADSL2plus and VDSL2 ITU standards. These standards underlie high-speed Internet access services that telephone companies provide to residential customers. Increasingly, telephone companies are adding new services to their offerings including video and television. New ADSL2plus and VDSL2 technologies are improving telephone companies' ability to offer triple–play services (data, voice and video) over common telephone lines.

In addition to our DSL intellectual property offerings, we develop and market DSL test and diagnostics hardware and software products to the automated test equipment industry. These products aim to improve the set-up and maintenance of broadband services based upon ADSL, ADSL2, ADSL2plus and VDSL2.

We also sell software products for the enrollment of biometric information in security and identification systems as well as for biometric transaction processing. In addition, we sell software products for medical and digital imaging applications.

We have projects underway to develop new forms of broadband and imaging technologies. We play an active role at standards setting bodies so that we can anticipate and influence changes in industry requirements.

During 2004 and 2005, approximately 67% and 62%, respectively, of our revenue came from licensing DSL intellectual property. We license our intellectual property worldwide through our direct sales force. Our largest semiconductor customers in 2004 and 2005 were Analog Devices, Inc. and Infineon Technologies, AG. The remainder of our revenue came from the sale of hardware and software products. Our hardware products include printed circuit boards for the ADSL automated test equipment industry. Our software products include fingerprint compression and biometric transaction processing software tools for law enforcement agencies as well as ADSL test and diagnostics software for automated test equipment.

We are headquartered in Bedford, Massachusetts. Our telephone number is (781) 276-4000, and our website is www.aware.com. Incorporated in Massachusetts in 1986, we employed 112 people as of December 31, 2005. Our stock is traded on the Nasdaq National Market under the symbol AWRE.

Our website provides a link to a third-party website through which our annual, quarterly and current reports, and amendments to those reports, are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. We do not maintain or provide any information directly to the third-party website, and we do not check its accuracy.

Industry Background

DSL Industry Background. DSL technology allows telephone companies to offer high-speed data services over their existing telephone wires. Telephone companies began tests and trials of ADSL technology in the mid 1990s. Commercial deployment of ADSL services began in modest volumes in 1999, and during the last five years, the rate of deployment of ADSL services accelerated dramatically, particularly outside of the United States. According to announcements by major telephone companies and information compiled by Point Topic Ltd., a company that provides analysis of broadband access to the Internet, approximately 12 million, 17 million, 28 million, 36 million and 43 million new ADSL subscribers were added in 2001, 2002, 2003, 2004 and 2005, respectively. As of September 30, 2005, there were approximately 125 million global ADSL subscribers worldwide, of which approximately 20.4 million were in North America. There were 46.2 million in Europe/Middle East/Africa, approximately 53.8 million were in the Asia Pacific region and the remainder were in Latin America.

Some of the largest providers of ADSL service in North America are telephone companies such as SBC, Verizon, BellSouth, Qwest, and Bell Canada. In Europe, major providers include Deutsche Telekom, France Telecom, Belgacom, British Telecom, Telefonica, Telecom Italia, and Telia. Large Asian providers include Korea Telecom and Hanaro in Korea, NTT and Yahoo Broadband in Japan, Chunghwa in Taiwan, and China Telecom in China.

VDSL service has been deployed in Japan and service deployments are underway or contemplated in several other regions, including Belgium, Switzerland and Germany. Deutsche Telekom has announced its intention to deploy a 50 Mbps VDSL2-based service to a large number of cities commencing in 2006.

In order to activate DSL (ADSL or VDSL) service, one end of a telephone wire must be connected to DSL equipment in a central office or remote location controlled by telephone companies and the other end must be connected to a device in the customer's premises. DSL central office and remote location equipment includes DSL access multiplexers ("DSLAMs"), next generation digital loop carriers ("NGDLCs"), and broadband loop carriers ("BLCs"). These are available from numerous telecommunications equipment suppliers. Some of the leading suppliers of DSL equipment include Alcatel Alsthom S.A. ("Alcatel"), Huawei, ECI Telecom, Lucent Technologies, Inc., NEC Corporation, Siemens AG, Sumitomo Corporation, and UTStarcomm. Devices in the customer's premise are known as DSL customer premises equipment ("CPE") and include modems, routers and integrated access devices (modems and routers that support integrated voice and data). Thomson Multimedia, Siemens, D-Link, Sumitomo, Sagem, Westell, Zyxel and Cisco are leading manufacturers of ADSL CPE.

Manufacturers are able to purchase DSL integrated circuits for telephone company equipment or CPE from a number of suppliers, including Broadcom Corporation ("Broadcom"), Centillium Communications, Inc. ("Centillium"), Conexant Systems, Inc. ("Conexant"), Infineon Technologies AG ("Infineon"), ST Microelectronics N.V. ("ST"), and Texas Instruments Incorporated ("TI").

In the United States, at the end of September 2005, there were nearly 17.3 million[1] DSL subscribers and nearly 23.6 million[1] cable subscribers. In the recent past, telephone companies were provisioning DSL subscribers nearly as fast as cable companies were adding broadband customers. Regulatory relief in 2004 from the FCC has given ownership to both fiber-to-the-premise ("FTTP") and fiber-to-the node/neighborhood ("FTTN") investments, meaning that phone companies do not need to provide open access to these networks. During the past several years, SBC, Verizon and BellSouth have all announced plans for FTTP or FTTN deployments.

Outside North America, DSL growth was slow until 2002 but has accelerated through 2003 and increased in 2004 and 2005. At the end of September 2005, there were 46.2 million[1] DSL subscribers in Europe and 12.4 million[1] cable subscribers.

The Asia Pacific region has the largest number of DSL subscribers with 53.8 million[1] as of the end of September 2005. Cable subscribers numbered 24.6 million[1]. Competition in this region is greater than in other parts of the world. A mix of government regulation and incentives has had a positive influence on this region's broadband rollouts.

With over 1 billion phone lines installed worldwide, DSL has only penetrated approximately 10% of the available market today. According to estimates by Infonetics Research published in November 2005:

- Telephone companies will add 86 million, 93 million and 101 million new DSL ports to their networks in 2006, 2007 and 2008 respectively.

- 61 million, 66 million, and 69 million new DSL CPE units will be sold in 2006, 2007, and 2008 respectively.

---

[1] *Source: Point Topic LTD, World Broadband Statistics Report, December 2005*

As the demand for residential broadband service continues to grow, telephone companies are upgrading their networks to increase the data rates that are delivered to their residential customers. These upgrades require large financial expenditures and often involve the use of fiber optic-based communications to points deeper in the access networks (i.e. closer to residential customers than today's central office locations). The resulting FTTN networks require new equipment platforms to be installed at fiber-fed points. These equipment platforms then utilize the existing telephone wire infrastructure for access over the remaining distance to the customer's premises, and leverage their closer proximity to the end user and new ADSL2plus or emerging VDSL2 standards to provide increased data rates.

DSL Technology Background. DSL technology expands the usable bandwidth of copper wire so that telephone companies can offer high-speed data services over their existing telephone networks. DSL is a point-to-point technology that connects the end user to a central location in the telephone company's network such as a central office or remote location controlled by the telephone company. DSL equipment is required at each end of the telephone line. New ADSL2, ADSL2plus and VDSL2 technologies will enable transmit speeds between multiple megabits ("Mbps") and 100 Mbps. Actual transmission speeds depend on the length and condition of the existing wire.

An ADSL system typically divides the bandwidth on a copper wire into three segments. The first segment is usually used for plain old telephone service ("POTS"). The second segment is used to transmit data "upstream" from the user to a central location in the phone network. The third segment is used to transmit data to the user (the "downstream" direction).

The ADSL industry relies on international standards bodies to specify the technology used for ADSL services. Standards bodies that contribute specifications include the American National Standards Institute ("ANSI"), the ITU, the European Telecommunications Standards Institute ("ETSI") and other organizations. The prevalence and influence of industry standards on the ADSL industry make it similar to other communications and networking technologies such as Code Division Multiple Access ("CDMA"), Universal Serial Bus ("USB"), Global System for Mobile telecommunications ("GSM"), Global Positioning System ("GPS"), Wireless Local Area Networking ("WLAN"), and chip-connection technology for Dynamic Random Access Memory ("DRAM"). For applications and services that use these technologies, standards and patents play a significant role in the formation of the commercial landscape.

Full-rate ADSL was first standardized in 1995 by ANSI as T1.413, and then by the ITU in 1999 as G.992.1. Full-rate ADSL can transmit data at speeds up to 8 Mbps downstream and up to 640 Kbps upstream.

In 1999, the ITU also standardized a lower speed version of ADSL, known as G.Lite or G.992.2. G.Lite can transmit data at speeds up to 1.5 Mbps downstream and up to 512 Kbps upstream without using special filtering equipment required by full-rate ADSL. G.Lite was intended to make the installation of ADSL faster and less expensive for telephone companies, however, most ADSL service offerings today are based on full-rate ADSL.

In 2002, the ITU approved a new set of ADSL standards known as ADSL2 or G.992.3 and G.992.4. These standards provide numerous improvements over previous ADSL standards, including line diagnostics, power management, power down and power cutback, reduced framing and on-line configuration. In 2003, the ITU approved ADSL2plus or G.992.5. ADSL2plus builds upon the ADSL2 standard by increasing achievable data rates to speeds up to 24 Mbps upstream on phone lines as long as 3,000 feet (20 Mbps out to 5,000 feet). While the signal bandwidth of previous ADSL standards was about 1MHz, ADSL2plus specifies signals with more than 2 MHz of bandwidth.

ITU standards for bonded ADSL, G.998.1 and G.998.2, were approved in January 2005. These standards specify multi-pair ADSL bonding technology for residential and business services. Data rates are increased by a factor equal to the number of lines that are bonded. If two pairs are bonded, upstream and downstream data rates are doubled.

In February 2006, the ITU approved the G.993.2 VDSL2 standard. This standard supports bandwidths from about 8MHz to 30 MHz and specifies data rates up to 100 Mbps.

DSL Test and Diagnostics Industry Background. Automated test equipment ("ATE") is typically used for testing and diagnosing the services that are offered by telephone companies to consumers and businesses. An ATE infrastructure has been in place for telephone companies' traditional voice services for many years. The deployment of an ATE infrastructure for ADSL service began several years ago.

The DSL ATE infrastructure typically involves the use of a centrally located equipment platform, often referred to as a test head. The test head is used to gather information from the telephone network for setting up or maintaining DSL service. Information about the telephone network is also gathered at remote locations using hand-held testers and in central office locations using DSLAMs or similar central office DSL termination equipment. The information gathered in test heads is generally made available to telephone companies' operations organizations through a software network. This information assists telephone companies in troubleshooting and diagnosing problems encountered during service deployment or during operation. Leading suppliers of ATE hardware and software, hand held devices and operations software include Spirent, Teradyne, Tollgrade, Acterna, Sunrise, Fluke, and others. There is an opportunity to improve DSL service providers' ability to troubleshoot and diagnose their networks as they continue to expand their user base or deliver value-added services, such as video, television and triple play services.

Biometrics Industry Background. Biometric identification systems have typically used fingerprints as the primary biometric to identify individuals. Biometric identification systems for government and commercial applications based upon fingerprints are pervasive. These systems gather fingerprints at enrollment stations and access control locations, and utilize transaction processing hardware and software and matching systems for identification. The emergence of digital fingerprint compression and formatting over the last decade has transformed these to electronic systems capable of faster transaction processing and matching. These electronic systems are also capable of being upgraded to utilize biometrics other then digital fingerprints, such as facial image and iris based biometrics.

Biometric identification systems based upon digital fingerprints are widely utilized by government agencies such as law enforcement, federal agencies, and the Department of Defense ("DoD"). The use of these systems by international governments has increased in the past several years. New government programs are underway to increase the use of biometric information in documents such as passports and personal identification cards. The use or contemplation of use of biometric security systems by regulated segments of the financial, transportation and healthcare industries has increased in the recent past.

Vendors of the hardware and/or software component of enrollment stations include Lockheed Martin, Crossmatch, Unisys, SAIC, Identix, Northrop Grumman, Heimann Biometrics and NEC. Fingerprint matching and/or biometric transaction management systems are provided by companies such as Motorola, Sagem, NEC, Cogent, Identix, and numerous system integrators. As biometric security systems gain acceptance in new areas, the market opportunity for suppliers of hardware and software solutions is expected to grow. The biometrics security systems market is also expected to grow as the use of new biometrics, other than fingerprints, gain favor.

Aware DSL Intellectual Property

Aware has been a pioneer of DSL technology since the mid 1990s. We license our StratiPHY2+™ and StratiPHY3™ technology to semiconductor companies to manufacture and sell chipsets that are compliant with the ITU standards for ADSL, ADSL2, ADSL2plus, VDSL1 and VDSL2. StratiPHY2plus was a first to market intellectual property offering, including a complete digital silicon solution (i.e. chip), that supports ADSL2 and ADSL2plus standards. We have also been first to demonstrate bonded ADSL2plus that doubles ADSL data rates as well as reach-extended ADSL2 that increases the distance over which phone companies can deliver service by 20% or more. StratiPHY3 was announced by Aware in 2005 and is a first to market intellectual property offering, including a complete digital silicon solution (i.e. chip), that supports ADSL2, ADSL2plus, VDSL1 and VDSL2 standards. StratiPHY3 can be configured to run in central office as well as customer premises equipment mode.

StratiPHY2+ and StratiPHY3 include patent rights, copyrighted materials and trade secrets. Copyrighted materials include digital chip design technology, available in Verilog or VHDL languages, and software, available in assembly and C-code. We license our copyrighted materials in source code as well as object code form. We also have available digital silicon that embodies our intellectual property. Our StratiPHY2+ and StratiPHY3 chips support all legacy and new ADSL standards in a single integrated circuit. StratiPHY2+ is applicable to customer premises solutions and StratiPHY3 is applicable to central office or customer premises solutions.

Customers develop integrated circuits based upon our technology for fabrication in their own or third party manufacturing processes. Customers manufacture our digital chip or integrate our technology into chips that also contain other functionality. We also offer engineering services to our customers for the development and support of their chips or chipsets. Our largest ADSL intellectual property customers have been ADI and Infineon. We currently have six StratiPHY2+ licensees and three StratiPHY3 licensees.

Aware DSL Test and Diagnostics Products

We have developed test and diagnostics hardware and software products based upon our Dr. DSL® technology. These products are primarily sold to OEMs in the automated test equipment industry. These products are designed to assist service providers with provisioning, monitoring, and maintaining DSL services by enabling them to collect important information and diagnose problems regarding their service offerings. The primary goal of these products is to reduce the costs associated with service set-up and maintenance. Specific product features include loop length measurement, bridged tap measurement, crosstalk disturber detection and management, subscriber self-installation, and in-home diagnostics.

Customers use our ADSL test printed circuit boards for connectivity within ADSL service networks. With these boards, customers can interoperate with a broad array of telephone company ADSL equipment as well as ADSL CPE. Customers use our software products to troubleshoot and diagnose problems encountered during service provisioning and for service maintenance.

We sell our hardware products to original equipment manufacturers ("OEMs") in the automated test equipment market. We also sell hardware products to support our customers' developments and sales.
Our principal hardware products include:

- *DSL modules* – Printed circuit boards that perform all connectivity aspects of ADSL.
- *DSL test and development systems* - System-level products that provide a means to conduct performance and interoperability testing during chipset development, marketing and production.

We primarily sell our software products, including Dr. DSL CPE and CO, as well as Technician Dr. DSL diagnostics software to OEMs to perform single-ended and double-ended testing to troubleshoot and diagnose problems encountered during ADSL service provisioning and for service maintenance.

Our largest customer for test and diagnostics products has been Spirent Communications, Inc. ("Spirent").

Aware Biometrics and Imaging Products

Aware has been a pioneer in the development of wavelet-based image compression technology since the late 1980s.

Aware provides standards-compliant biometrics software tools that enable integrators, solution providers, and government agencies to compress, analyze, optimize, format, and transport biometric images and data according to international standards.

We have developed software products for digital fingerprint compression and transaction processing that are widely used in the industry. These products include:

- *WSQ by Aware,* to compress digital fingerprint data for use by law enforcement agencies such as the Federal Bureau of Investigation.
- *NistPack, Segmenter, CJIS Web, Accuprint, and Accuscan,* used by law enforcement and other government agencies for biometric transaction processing such as to format, edit, validate, store, and print fingerprint and facial images.
- *IcaoPack, PreFace,* used by government agencies involved in enrollment, manufacture and reading of electronic passports.

We sell our biometrics software primarily to OEMs that provide biometric enrollment systems and to systems integrators.

We have also developed and sell the *JPEG 2000 Codec by Aware.* This software product provides a solution for the compression and decompression of still images using the high-quality, wavelet-based method defined by the JPEG 2000 standard and has been primarily sold to medical imaging OEMs.

Aware Strategy

Our objective is to establish StratiPHY2+ and StratiPHY3 as market leading broadband wide-area network ("WAN") silicon-level interfaces. Key elements of our strategy include:

Develop high performance, easy-to-use, interoperable, flexible DSL silicon interface technology. Our StratiPHY technology supports multiple DSL standards in cost effective intellectual property offerings. Our StratiPHY technology meets or exceeds industry performance and functionality requirements. We have established interoperability agreements with leaders in the DSL equipment and semiconductor industries to achieve and maintain high levels of interoperability across multiple vendors' solutions. We have also developed chips, reference designs and development platforms to allow rapid evaluation and testing of our technology.

Leverage the alignment of technology advancements and service provider requirements in the next wave of DSL rollouts. ADSL2, ADSL2plus and VDSL2 are technologies that enable higher speed, broader functionality services. Telephone companies worldwide are expanding their ADSL service offerings to include a bundle of voice and data as well as value-added services such as video. The alignment of new capabilities enabled by new standards and new requirements from service providers has created an increased demand for our technology from communications, networking, consumer electronics and multimedia semiconductor suppliers. We expect that ADSL2, ADSL2plus and VDSL2 will rapidly become a requirement in future DSL deployments.

Lead in the development of next-generation DSL standards-based technologies. We are active at standards bodies and present our technology innovations with the goal of including them in new specifications. We have R&D activities focused on enhancing our intellectual property offerings to include multi-port central office VDSL2 functionality. With these efforts, we believe we will be able to deliver leading edge, next-generation technology to our customers.

Commercialize our DSL technology through a licensing business model. By licensing our technology, our customers leverage our StratiPHY2+ and StratiPHY3 developments, reduce their R&D and support costs and economically deliver DSL functionality in their products. We generate revenue that is a combination of license fees, engineering fees and royalties. As a licensor, we are able to leverage our customers' sales, distribution and manufacturing capabilities. Our objective is to establish StratiPHY2+ and StratiPHY3 as predominant broadband WAN silicon-level interfaces through the success of our customers' products.

Our DSL test and diagnostics product strategy is to provide hardware and software products that address the challenges encountered by telephone companies as they increase the number of lines and types of services provisioned through their DSL networks.

In biometrics, our strategy is to capitalize on the expanded use of biometric security systems both within and outside the US Government.

Research and Development

DSL semiconductor technology must track the rapidly changing requirements of the DSL industry. In order to accomplish this, we make substantial investments in the design and development of new technologies, and for significant improvement of existing technologies. Our research and development activities are focused on shrinking the size of integrated circuits based upon our technology, improving performance and functionality and incorporating new technology to increase the value of our technology offerings.

We also have research and development activities focused on further development of our DSL test and diagnostics hardware and software products as well as on expanding our software products in biometrics, medical and digital imaging applications.

As of December 31, 2005, we had an engineering staff of 82 employees, representing 73% of our total employee staff. During the years ended December 31, 2005, 2004, and 2003, research and development expenses charged to operations were $10.2 million, $10.0 million, and $12.1 million, respectively. In addition, because our license agreements often call for us to provide engineering development services to our customers, a portion of our total engineering costs has been allocated to cost of contract revenue. We expect that we will continue to invest substantial funds in research and development activities.

Sales and Marketing

Our principal sales and marketing strategy is to license our DSL intellectual property to semiconductor manufacturers. We believe that decisions involving the selection of our technology are frequently made at senior levels within a prospective customer's organization. Consequently, we rely significantly on presentations by our senior management to key employees at prospective customers. As of December 31, 2005, we had ten employees in our DSL licensing and test and diagnostics sales and marketing organization.

Customers who are selling or developing integrated circuits based upon StratiPHY2plus are: Atmel Corporation ("Atmel"), Ikanos Communications, Inc. ("Ikanos"), Infineon, Thomson SA ("Thomson"), and two customers we have not yet named. On February 17, 2006, Analog Devices, Inc. ("ADI") sold its ADSL business relating to Aware technology to Ikanos Communications, Inc. ("Ikanos") and Ikanos has replaced ADI as an Aware licensee.

Customers who are selling or developing integrated circuits based upon StratiPHY3 are Infineon and two customers we have not yet named.

In 2005, we derived approximately 20% and 30% of our total revenue from ADI and Infineon, respectively. In 2004, we derived approximately 28% and 28% of our total revenue from ADI and Infineon, respectively. In 2003, we derived approximately 27%, 20%, and 14% of our total revenue from ADI, Infineon, and Spirent, respectively. All revenue in 2005, 2004, and 2003 was derived from unaffiliated customers.

We sell our biometrics and digital imaging software products primarily to OEMs and systems integrators. As of December 31, 2005, there were three employees in our biometrics and digital imaging software sales organization.

Competition

We compete by offering comprehensive packages of standards-based broadband technology. Our success as an intellectual property supplier depends on the willingness and ability of semiconductor manufacturers to design, build and sell integrated circuits based on our intellectual property. The semiconductor industry is intensely competitive and has been characterized by:

- rapid price erosion;
- rapid technological change;
- short product life cycles;
- cyclical market patterns; and
- increasing foreign and domestic competition.

As an intellectual property supplier to the semiconductor industry, we face competition from internal development teams within potential semiconductor customers. We must convince potential licensees to license from us rather than develop technology internally. Furthermore, semiconductor customers, who have licensed our intellectual property, may choose to abandon joint development projects with us and develop chipsets themselves without using our technology. In addition to competition from internal development teams, we may compete against other independent suppliers of intellectual property for DSL.

The market for DSL chipsets is also intensely competitive. Our success within the DSL industry requires that DSL equipment manufacturers buy chipsets from our semiconductor licensees, and that telephone companies buy DSL equipment from those equipment manufacturers. Our customers' chipsets compete with products from other vendors of standards-based DSL chipsets, including Broadcom, Centillium, Conexant, ST and TI.

DSL services also compete with broadband technologies that use other network architectures to provide high-speed data service. These technologies include cable modems using cable networks, and wireless solutions using wireless networks. To date, ADSL services have been more successful than high-speed cable services outside of the United States; however cable services serve a larger number of broadband subscribers than ADSL inside the United States. We cannot give you assurances that these alternative network architectures will not be more successful than ADSL or VDSL.

Many of our current and prospective DSL licensees, as well as chipset competitors that compete with our semiconductor licensees, including Broadcom, Conexant, ST and TI, have significantly greater financial, technological, manufacturing, marketing and personnel resources than we do. We cannot give you assurances that we will be able to compete successfully or that competitive pressures will not seriously harm our business.

The markets for our test and diagnostics hardware and software products are competitive. We cannot assure you that we will be able to compete effectively or that competitive pressures will not seriously harm our business.

The markets for our biometrics, medical and digital imaging software products are competitive, and are expected to become increasingly more competitive in the near future. We cannot assure you that we will be able to compete effectively or that competitive pressures will not seriously harm our business.

Patents and Intellectual Property

We rely on a combination of nondisclosure agreements and other contractual provisions, as well as patent, trademark, trade secret and copyright law to protect our proprietary rights. We have an active program to protect our proprietary technology through the filing of patents. As of December 31, 2005, we had 35 issued patents and 64 pending patent applications pertaining to telecommunications and signal processing technology. We also had 12 issued patents and 7 pending patent applications pertaining to image compression, video compression, audio compression, seismic data compression and optical applications.

Although we have patented certain aspects of our technology, we rely primarily on trade secrets to protect our intellectual property. We attempt to protect our trade secrets and other proprietary information through agreements with our licensees, suppliers, employees and consultants, and through security measures. Each of our employees is required to sign a non-disclosure and non-competition agreement. Although we intend to protect our rights vigorously, we cannot assure you that these measures will be successful. In addition, effective intellectual property protection may be unavailable or limited in certain foreign countries.

Third parties may assert exclusive patent, copyright and other intellectual property rights to technologies that are important to us. In the past, we have received letters from third parties suggesting that we may be obligated to license such intellectual property rights. If we were found to have infringed any third party's patents, we could be subject to substantial damages and an injunction preventing us from conducting our business.

Manufacturing

Sales of hardware products constitute a relatively small portion of our total revenue. We do not intend to produce hardware products in any material quantity for the foreseeable future. Consequently, we rely on third party contract manufacturers to assemble and test substantially all of our products. Our internal manufacturing capacity is limited to final test and assembly of certain products. Other than DSL chipsets, which are available from our customers, we believe that other components for our hardware products are available from a number of suppliers.

Employees

At December 31, 2005, we employed 112 people, including 82 in engineering, 13 in sales and marketing, 3 in manufacturing and 14 in finance and administration. Of these employees, 110 were based in Massachusetts. None of our employees is represented by a labor union. We consider our employee relations to be good.

We believe that our future success will depend in large part on the service of our technical and senior management personnel and upon our ability to retain highly qualified technical, sales and marketing and managerial personnel. We cannot assure you that we will be able to retain our key managerial and technical employees or that we will be able to attract and retain additional highly qualified personnel in the future.

ITEM 1A. RISK FACTORS

Some of the information in this Form 10-K contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue" and similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future operating results or financial condition; or (3) state other "forward-looking" information. However, we may not be able to predict future events accurately. The risk factors listed in this section, as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this Form 10-K could materially and adversely affect our business. We assume no obligation to update any forward-looking statements.

Our Quarterly Results Are Unpredictable and May Fluctuate Significantly

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter-to-quarter. Because our revenue components fluctuate and are difficult to predict, and our expenses are largely independent of revenues in any particular period, it is difficult for us to accurately forecast revenues and profitability. When appropriate, we recognize contract revenues ratably over the period during which we expect to deliver technology and provide engineering services. While this means that contract revenues from certain current agreements are generally predictable, changes can be introduced by a reevaluation of the length of the development period, or by the termination of a contract. The initial estimate of this period is subject to revision as the product being developed under a contract nears completion, and a revision may result in an increase or decrease to the quarterly revenue for that contract. In addition, accurate prediction of revenues from new contracts or licensees is difficult because contract negotiation is a lengthy process, frequently spanning a year or more, and the fiscal period in which a new license agreement will be entered into, if at all, and the financial terms of such an agreement are difficult to predict. Contract revenues also include fees for engineering services, which are dependent upon the varying level of assistance desired by licensees and, therefore, the revenue from these services is also difficult to predict.

It is also difficult for us to make accurate forecasts of royalty revenues. Royalties are recognized in the quarter in which we receive a report from a licensee regarding the shipment of licensed integrated circuits in the prior quarter, and are dependent upon fluctuating sales volumes and/or prices of chips containing our technology, all of which are beyond our ability to control or assess in advance.

Our business is subject to a variety of additional risks, which could materially adversely affect quarterly and annual operating results, including:

- market acceptance of broadband technologies we supply by semiconductor or equipment companies;
- the extent and timing of new license transactions with semiconductor companies;
- changes in our and our licensees' development schedules and levels of expenditure on research and development;
- the loss of a strategic relationship or termination of a project by a licensee;
- equipment companies' acceptance of integrated circuits produced by our licensees;
- the loss by a licensee of a strategic relationship with an equipment company customer;
- announcements or introductions of new technologies or products by us or our competitors;
- delays or problems in the introduction or performance of enhancements or of future generations of our technology;
- failures or problems in our hardware or software products;
- delays in the adoption of new industry standards or changes in market perception of the value of new or existing standards;
- competitive pressures resulting in lower contract revenues or royalty rates;
- competitive pressures resulting in lower software or hardware product revenues;
- personnel changes, particularly those involving engineering and technical personnel;
- costs associated with protecting our intellectual property;
- the potential that licensees could fail to make payments under their current contracts;
- ADSL market-related issues, including lower ADSL chipset unit demand brought on by excess channel inventory and lower average selling prices for ADSL chipsets as a result of market surpluses;

- VDSL market-related issues, including lower VDSL chipset unit demand brought on by excess channel inventory and lower average selling prices for VDSL chipsets as a result of market surpluses;
- regulatory developments; and
- general economic trends and other factors.

As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. You should not rely on our quarterly revenue and operating results to predict our future performance.

We Experienced Net Losses

We had a net annual loss during 2001, 2002, 2003, 2004 and 2005. We may continue to experience losses in the future if:

- the semiconductor and telecommunications markets do not improve;
- our existing customers do not increase their revenues from sales of chipsets with our technology;
- new or existing customers do not choose to license our intellectual property for new chipset products; or
- new or existing customers do not choose to use our software or hardware products.

We Have a Unique Business Model

The success of our business model depends upon our ability to license our technology to semiconductor and equipment companies, and our customers' willingness and ability to sell products that incorporate our technology so that we may receive significant royalties that are consistent with our plans and expectations.

We face numerous risks in successfully obtaining suitable licensees on terms consistent with our business model, including, among others:

- we must typically undergo a lengthy and expensive process of building a relationship with a potential licensee before there is any assurance of a license agreement with such party;
- we must persuade semiconductor and equipment manufacturers with significant resources to rely on us for critical technology on an ongoing basis rather than trying to develop similar technology internally;
- we must persuade potential licensees to bear development costs associated with our technology applications and to make the necessary investment to successfully manufacture chipsets and products using our technology; and
- we must successfully transfer technical know-how to licensees.

Moreover, the success of our business model also depends on the receipt of royalties from licensees. Royalties from our licensees are often based on the selling prices of our licensees' chipsets and products, over which we have little or no control. We also have little or no control over our licensees' promotional and marketing efforts. They are not prohibited from competing against us.

Our business could be seriously harmed if:

- we cannot obtain suitable licensees;
- our licensees fail to achieve significant sales of chipsets or products incorporating our technology; or
- we otherwise fail to implement our business strategy successfully.

There Has Been and May Continue to be an Oversupply of ADSL Chipsets, and There is Intense Competition for ADSL Chipsets, Which Has Caused Our Royalty Revenue to Decline

The royalties we receive are influenced by many of the risks faced by the ADSL market in general, including reduced average selling prices ("ASPs") for ADSL chipsets during periods of surplus. In 2000, 2001, and 2002, the ADSL industry had experienced an oversupply of ADSL chipsets and central office equipment. Excessive inventory levels led to soft chipset demand, which in turn led to declining ASPs. ASPs have also been under pressure because of intense competition in the ADSL chipset marketplace. As a result of the soft demand and declining ASPs for ADSL chipsets, our royalty revenue has decreased substantially from the levels we achieved in 2000. Price decreases for ADSL or VDSL chipsets, and the corresponding decreases in per unit royalties received by us, can be sudden and dramatic. Pricing pressures may continue during the first quarter of 2006 and beyond. Our royalty revenue may decline over the long term.

We Depend Substantially Upon a Limited Number of Licensees

There are a relatively limited number of semiconductor and equipment companies to which we can license our broadband technology in a manner consistent with our business model. If we fail to maintain relationships with our current licensees or fail to establish a sufficient number of new licensing relationships, our business could be seriously harmed. In addition, our prospective customers may use their superior size and bargaining power to demand license terms that are unfavorable to us and prospective customers may not elect to license from us.

We Derive a Significant Amount of Revenue from a Small Number of Customers

In 2003, 2004 and 2005, we derived 27%, 28% and 20%, respectively, of our total revenue from ADI and 20%, 28%, and 30% respectively, of our total revenue from Infineon. ADI and Infineon have developed many generations of ADSL chipsets based upon our technology. On February 17, 2006 ADI sold its ADSL business relating to Aware technology to Ikanos Communications, Inc. ("Ikanos") and Ikanos replaced ADI as an Aware licensee. Our royalty revenue in the near term is highly dependent upon the respective market share and pricing of Ikanos' and Infineon's ADSL chipsets. The ADSL market has experienced significant price erosion, which has adversely affected ADSL chipset revenues, which in turn has adversely affected our royalty revenue. To the extent that Ikanos loses ADSL2plus market share or Infineon loses market share, is unable to gain market share, is unable to transition its product to support new ADSL2, ADSL2plus and VDSL2 standards, or experiences further price erosion in its DSL chipsets, our royalty revenue could decline.

Our Success Requires Acceptance of Our Technology by Equipment Companies

Due to our business strategy, our success is dependent on our ability to generate significant royalties from our licensing arrangements with semiconductor manufacturers. Our ability to generate significant royalties is materially affected by the willingness of equipment companies to purchase integrated circuits that incorporate our technology from our licensees. There are other competitive solutions available for equipment companies seeking to offer broadband communications products. We face the risk that equipment manufacturers will choose those alternative solutions. Generally, our ability to influence equipment companies' decisions whether to purchase integrated circuits that incorporate our technology is limited.

We also face the risk that equipment companies that elect to use integrated circuits that incorporate our technology into their products will not compete successfully against other equipment companies. Many factors beyond our control could influence the success or failure of a particular equipment company that uses integrated circuits based on our technology, including:

- competition from other businesses in the same industry;
- market acceptance of its products;
- its engineering, sales and marketing, and management capabilities;
- technical challenges of developing its products unrelated to our technology; and
- its financial and other resources.

Even if equipment companies incorporate chipsets based on our intellectual property into their products, their products may not achieve commercial acceptance or result in significant royalties to us.

Our Success Requires Telephone Companies to Install DSL Service in Volume

The success of our DSL licensing business depends upon telephone companies installing DSL service in significant volumes. Factors that affect the volume deployment of DSL service include:

- the desire of telephone companies to install ADSL or VDSL service, which is dependent on the development of a viable business model for ADSL or VDSL service, including the capability to market, sell, install and maintain the service;
- the pricing of ADSL or VDSL services by telephone companies;
- the success of internet protocol TV ("IPTV") as a viable consumer service offering;
- the transition by telephone companies to new ADSL technologies, such as ADSL2, ADSL2plus and VDSL2;
- the quality of telephone companies' networks;
- deployment by phone companies of fiber-to-the home or broadband wireless services;
- government regulations; and
- the willingness of residential telephone customers to demand DSL service in the face of competitive service offerings, such as cable modems, fiber-based service or broadband wireless access.

If telephone companies do not install DSL service in significant volumes, or if telephone companies install broadband service based on other technology such as cable or fiber-to-the-home, our business will be seriously harmed.

Our Intellectual Property is Subject to Limited Protection

Because we are a technology provider, our ability to protect our intellectual property and to operate without infringing the intellectual property rights of others is critical to our success. We regard our technology as proprietary, and we have a number of patents and pending patent applications. We also rely on a combination of trade secrets, copyright and trademark law and non-disclosure agreements to protect our unpatented intellectual property. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization.

As part of our licensing arrangements, we typically work closely with our semiconductor and equipment manufacturer licensees, many of whom are also our potential competitors, and provide them with proprietary know-how necessary for their development of customized chipsets based on our ADSL technology. Although our license agreements contain non-disclosure provisions and other terms protecting our proprietary know-how and technology rights, it is possible that, despite these precautions, some of our licensees might obtain from us proprietary information that they could use to compete with us in the marketplace. Although we intend to defend our intellectual property as necessary, the steps we have taken may be inadequate to prevent misappropriation.

In the future, we may choose to bring legal action to enforce our intellectual property rights. Any such litigation could be costly and time-consuming for us, even if we were to prevail. Moreover, even if we are successful in protecting our proprietary information, our competitors may independently develop technologies substantially equivalent or superior to our technology. The misappropriation of our technology or the development of competitive technology could seriously harm our business.

Our technology, software or products may infringe the intellectual property rights of others. A large and increasing number of participants in the telecommunications and compression industries have applied for or obtained patents. Some of these patent holders have demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. Third parties may assert patent, copyright and other intellectual property rights to technologies that are important to our business. In the past, we have received claims from other companies that our technology infringes their patent rights. Intellectual property rights can be uncertain and can involve complex legal and factual questions. We may infringe the proprietary rights of others, which could result in significant liability for us. If we were found to have infringed any third party's patents, we could be subject to substantial damages and an injunction preventing us from conducting our business.

Our Business is Subject to Rapid Technological Change

The semiconductor and telecommunications industries, as well as the market for high-speed network access technologies, are characterized by rapid technological change, with new generations of products being introduced regularly and with ongoing evolutionary improvements. We expect to depend on our DSL technology for a substantial portion of our revenue for the foreseeable future. Therefore, we face risks that others could introduce competing technology that renders our DSL technology less desirable or obsolete. Also, the announcement of new technologies could cause our licensees or their customers to delay or defer entering into arrangements for the use of our existing technology. Either of these events could seriously harm our business.

We expect that our business will depend to a significant extent on our ability to introduce enhancements and new generations of our DSL technology as well as new technologies that keep pace with changes in the telecommunications and broadband industries and that achieve rapid market acceptance. We must continually devote significant engineering resources to achieving technical innovations. These innovations are complex and require long development cycles. Moreover, we may have to make substantial investments in technological innovations before we can determine their commercial viability. We may lack sufficient financial resources to fund future development. Also, our licensees may decide not to share certain research and development costs with us. Revenue from technological innovations, even if successfully developed, may not be sufficient to recoup the costs of development.

One element of our business strategy is to assume the risks of technology development failure while reducing such risks for our licensees. In the past, we have spent significant amounts on development projects that did not produce any marketable technologies or products, and we cannot assure you that it will not occur again.

We Face Intense Competition from a Wide Range of Competitors

Our success as an intellectual property supplier depends on the willingness and ability of semiconductor manufacturers to design, build and sell integrated circuits based on our intellectual property. The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and increasing foreign and domestic competition.

As an intellectual property supplier to the semiconductor industry, we face intense competition from internal development teams within potential semiconductor customers. We must convince potential licensees to license from us rather than develop technology internally. Furthermore, semiconductor customers, who have licensed our intellectual property, may choose to abandon joint development projects with us and develop chipsets themselves without using our technology. In addition to competition from internal development teams, we compete against other independent suppliers of intellectual property. We anticipate intense competition from suppliers of intellectual property for ADSL.

The market for DSL chipsets is also intensely competitive. Our success within the DSL industry requires that DSL equipment manufacturers buy chipsets from our semiconductor licensees, and that telephone companies buy DSL equipment from those equipment manufacturers. Our customers' chipsets compete with products from other vendors of standards-based and DSL chipsets, including Broadcom, Centillium, Conexant, ST Microelectronics and Texas Instruments.

ADSL and VDSL services offered over copper telephone networks also compete with alternative broadband transmission technologies that use the telephone network as well as other network architectures. Alternative technologies for the telephone network include several types of symmetric high speed DSL, including HDSL, SDSL and G.SHDSL. Alternative technologies that use other network architectures to provide high-speed data service include cable modems using cable networks, wireless solutions using wireless networks, and optical solutions using fiber optics technology. These alternative broadband transmission technologies may be more successful than ADSL or VDSL and we may not be able to participate in the markets involving these alternative technologies.

Many of our current and prospective DSL licensees, as well as chipset competitors that compete with our semiconductor licensees, including Broadcom, Conexant, ST Microelectronics and Texas Instruments, have significantly greater financial, technological, manufacturing, marketing and personnel resources than we do. We may be unable to compete successfully, and competitive pressures could seriously harm our business.

We Must Make Judgments in the Process of Preparing Our Financial Statements

We prepare our financial statements in accordance with generally accepted accounting principles and certain critical accounting polices that are relevant to our business. The application of these principles and policies requires us to make significant judgments and estimates. In the event that judgments and estimates we make are incorrect, we may have to change them, which could materially affect our financial position and results of operations.

Moreover, accounting standards have been subject to rapid change and evolving interpretations by accounting standards setting organizations over the past few years. The implementation of new standards requires us to interpret and apply them appropriately. If our current interpretations or applications are later found to be incorrect, our financial position and results of operations could be materially affected.

Our Stock Price May Be Extremely Volatile

Volatility in our stock price may negatively affect the price you may receive for your shares of common stock and increases the risk that we could be the subject of costly securities litigation. The market price of our common stock has fluctuated substantially and could continue to fluctuate based on a variety of factors, including:

- quarterly fluctuations in our operating results;
- changes in future financial guidance that we may provide to investors and public market analysts;
- changes in our relationships with our licensees;
- announcements of technological innovations or new products by us, our licensees or our competitors;
- changes in ADSL market growth rates as well as investor perceptions regarding the investment opportunity that companies participating in the ADSL industry afford them;
- changes in earnings estimates by public market analysts;
- key personnel losses;
- sales of our common stock; and
- developments or announcements with respect to industry standards, patents or proprietary rights.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock.

Our Business May Be Affected by Government Regulations

The extensive regulation of the telecommunications industry by federal, state and foreign regulatory agencies, including the Federal Communications Commission, and various state public utility and service commissions, could affect us through the effects of such regulation on our licensees and their customers. In addition, our business may also be affected by the imposition of certain tariffs, duties and other import restrictions on components that our customers obtain from non-domestic suppliers or by the imposition of export restrictions on products sold internationally and incorporating our technology. Changes in current or future laws or regulations, in the United States or elsewhere, could seriously harm our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We believe that our existing facilities are adequate for our current needs and that additional space sufficient to meet our needs for the foreseeable future will be available on reasonable terms. We currently occupy approximately:

1. 72,000 square feet of office space in Bedford, Massachusetts, which serves as our headquarters. This site is used for our research and development, sales and marketing, and administrative activities. We own this facility.

2. 530 square feet of research and development space in Lafayette, California. This facility is currently leased for a 3-year term, which expires on August 31, 2007.

ITEM 3. LEGAL PROCEEDINGS

From time-to-time we are involved in litigation incidental to the conduct of our business. We are not party to any lawsuit or proceeding that, in our opinion, is likely to seriously harm our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter ended December 31, 2005.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is the only class of stock we have outstanding, and it trades on the Nasdaq National Market under the symbol AWRE. The following table sets forth the high and the low sales prices of our common stock as reported on the Nasdaq National Market for the periods indicated from January 1, 2004 to December 31, 2005.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
High	$6.37	$6.80	$7.24	$7.60
Low	4.13	3.77	4.49	4.36
2004				
High	$4.69	$5.18	$4.07	$5.35
Low	2.80	2.70	2.32	2.29

As of March 6, 2006, we had approximately 139 shareholders of record. This number does not include shareholders from whom shares were held in a "nominee" or "street" name. We have never paid cash dividends on our common stock and we anticipate that we will continue to reinvest any earnings to finance future operations.

We did not sell any equity securities that were not registered under the Securities Act of 1933 during the three months ended December 31, 2005.

ITEM 6. SELECTED FINANCIAL DATA

In the table below, we provide you with our selected consolidated financial data. We have prepared this information using our audited consolidated financial statements for the years ended December 31, 2005, 2004, 2003, 2002, and 2001. When you read this selected financial data, it is important that you read it along with Management's Discussion and Analysis of Financial Condition and Results of Operations, our historical consolidated financial statements, and the related notes to the financial statements, which can be found in Item 8.

Year ended December 31,	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Statements of Operations Data					
Revenue	$15,667	$16,485	$10,843	$13,844	$18,547
Loss from operations	(3,618)	(1,925)	(8,635)	(12,529)	(4,823)
Net loss	(2,468)	(1,367)	(8,038)	(18,728)	(2,520)
Net loss per share – basic	($0.11)	($0.06)	($0.35)	($0.83)	($0.11)
Net loss per share – diluted	($0.11)	($0.06)	($0.35)	($0.83)	($0.11)
Balance Sheet Data					
Cash and short-term investments	$36,763	$34,965	$35,051	$33,302	$57,284
Working capital	39,124	37,168	36,727	33,481	59,608
Total assets	49,741	50,183	51,024	59,237	78,103
Total liabilities	2,238	1,427	1,384	1,659	1,947
Total stockholders' equity	47,503	48,756	49,640	57,578	76,156

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, certain line items from our consolidated statements of operations stated as a percentage of total revenue:

	Year ended December 31,		
Revenue:	2005	2004	2003
Product sales	35%	29%	40%
Contract revenue	43	46	26
Royalties	22	25	34
Total revenue	100	100	100
Costs and expenses:			
Cost of product sales	3	5	10
Cost of contract revenue	21	16	14
Research and development	65	61	111
Selling and marketing	17	14	22
General and administrative	17	15	22
Total costs and expenses	123	111	179
Loss from operations	(23)	(11)	(79)
Interest income	7	3	5
Loss before provision for income taxes	(16)	(8)	(74)
Provision for income taxes	-	-	-
Net loss	(16)%	(8)%	(74) %

Product Sales

Product sales consist primarily of revenue from the sale of hardware and software products. Hardware products include ADSL test and development systems, modules, and modems. Software products consist of standard off-the-shelf software products for biometric, medical imaging and digital imaging applications, as well as DSL test and diagnostics software.

Product sales increased 14% from $4.8 million in 2004 to $5.4 million in 2005. As a percentage of total revenue, product sales increased from 29% in 2004 to 35% in 2005. The dollar increase was primarily due to a $1.7 million increase in revenue from the sale of software products, which was partially offset by a $1.0 million decrease in revenue from the sale of hardware products.

Product sales increased 10% from $4.3 million in 2003 to $4.8 million in 2004. As a percentage of total revenue, product sales decreased from 40% in 2003 to 29% in 2004. The dollar increase was due to a $0.9 million increase in revenue from the sale of software products, which was partially offset by a $0.4 million decrease in revenue from the sale of hardware products.

Contract Revenue

Contract revenue consists primarily of license and engineering service fees that we receive under agreements with our customers to develop DSL (including ADSL2, ADSL2plus or VDSL2) chipsets.

Contract revenue decreased 11% from $7.6 million in 2004 to $6.7 million in 2005. As a percentage of total revenue, contract revenue decreased from 46% in 2004 to 43% in 2005. The dollar decrease in 2005 was from $2.0 million lower revenue from existing customers which was partially offset by $1.1 million of revenue from new customers.

Contract revenue increased 167% from $2.8 million in 2003 to $7.6 million in 2004. As a percentage of total revenue, contract revenue increased from 26% in 2003 to 46% in 2004. The dollar increase in 2004 was from $3.7 million higher revenue from existing customers and $1.0 million from new customers.

The environment for licensing intellectual property for communications integrated circuits continues to be difficult. Both existing and prospective DSL chipset licensees have been reluctant to begin new development projects given: (i) generally weak worldwide economic conditions, (ii) a difficult and uncertain environment in the semiconductor and telecommunications industries, and (iii) intense DSL chipset competition and falling chipset prices. During the last several years, customers and potential customers cautiously evaluated new chipset projects or delayed or cancelled projects in the face of such conditions.

Royalties

Royalties consist of royalty payments that we receive under licensing agreements. We receive royalties from customers for the right to use our technology in their chipsets or solutions.

Royalties decreased 15% from $4.2 million in 2004 to $3.5 million in 2005. As a percentage of total revenue, royalties decreased from 25% in 2004 to 22% in 2005. The dollar decrease in royalties was due to a $0.5 million decrease in ADSL royalties and a $0.2 million decrease in biometrics and medical imaging royalties.

Royalties increased 12% from $3.7 million in 2003 to $4.2 million in 2004. As a percentage of total revenue, royalties decreased from 34% in 2003 to 25% in 2004. The dollar increase in royalties was due to a $0.3 million increase in ADSL royalties and a $0.2 million increase in biometrics and medical imaging royalties.

Our royalty revenue came predominantly from ADSL chipset sales by Analog Devices, Inc. ("ADI"), and Infineon Technologies AG ("Infineon"). Despite steady growth of worldwide ADSL subscribers over the last several years, the availability of ADSL chipsets from a number of suppliers and intense competition among those suppliers has caused chipset prices to steadily decline. We are uncertain how quickly sales of our customers' chipsets will increase and whether such increases will contribute meaningful royalties to us.

Cost of Product Sales

Since the cost of software product sales is minimal, cost of product sales consists primarily of the cost of hardware product sales.

Cost of product sales decreased 45% from $0.9 million in 2004 to $0.5 million in 2005. As a percentage of product sales, cost of product sales decreased from 18% in 2004 to 9% in 2005. Cost of product sales decreased in 2005 due to a decrease in hardware product sales. The increase in overall product margins was due to a larger proportion of software sales in the product sales revenue mix.

Cost of product sales decreased 17% from $1.0 million in 2003 to $0.9 million in 2004. As a percentage of product sales, cost of product sales decreased from 24% in 2003 to 18% in 2004. Cost of product sales decreased in 2004 due to a decrease in hardware product sales. The increase in overall product margins was due to a larger proportion of software sales in the product sales revenue mix.

Cost of Contract Revenue

Cost of contract revenue consists primarily of salaries for engineers and expenses for consultants, technology licensing fees, recruiting, supplies, equipment, depreciation and facilities associated with customer development projects. Our total engineering costs are allocated between cost of contract revenue and research and development expense. In a given period, the allocation of engineering costs between cost of contract revenue and research and development is a function of the level of effort expended on each.

Cost of contract revenue increased 22% from $2.7 million in 2004 to $3.3 million in 2005. As a percentage of contract revenue, cost of contract revenue increased from 35% in 2004 to 49% in 2005. The dollar increase in cost of contract revenue was due to an increase in engineering services contracts and an increase in cost of contract revenues associated with StratiPHY3 licensing contracts.

Cost of contract revenue increased 71% from $1.6 million in 2003 to $2.7 million in 2004. As a percentage of contract revenue, cost of contract revenue decreased from 55% in 2003 to 35% in 2004. The dollar increase in cost of contract revenue was due to more customer contracts and higher contract revenue in 2004 as compared to 2003.

Research and Development Expense

Research and development expense consists primarily of salaries for engineers and expenses for consultants, recruiting, supplies, equipment, depreciation and facilities related to engineering projects to improve our broadband intellectual property offerings, as well as our software and hardware product technology. Research and development expense increased 2% from $10.0 million in 2004 to $10.2 million in 2005. As a percentage of total revenue, research and development expense increased from 61% in 2004 to 65% in 2005. The dollar increase was primarily from higher compensation and fringe benefit costs of $0.4 million, and higher chip and board design and development costs of $0.8 million. These cost increases were partially offset by $0.8 million decreased spending resulting from a shift of engineers to customer projects, where spending is classified as cost of contract revenue. This shift occurred because we had more customer projects in 2005 than in 2004. The dollar increase was also reduced by $0.3 million lower depreciation expense. Our research and development spending was principally focused on improving our ADSL, ADSL2 and ADSL2plus StratiPHY2+™ technology and chips, developing and improving our VDSL2 StratiPHY3 technology and chips, developing analog front end technology for DSL solutions, developing test and diagnostics hardware and software and developing imaging and biometrics software.

Research and development expense decreased 17% from $12.1 million in 2003 to $10.0 million in 2004. As a percentage of total revenue, research and development expense decreased from 111% in 2003 to 61% in 2004. The dollar decrease was primarily from $0.7 million decreased spending resulting from a shift of engineers to customer projects, where spending is classified as cost of contract revenue. This shift occurred because we had more customer projects in 2004 than in 2003. The dollar decrease in spending was also attributable to $0.5 million lower compensation and fringe benefit costs and $0.4 million lower depreciation expense.

On January 3, 2005 the 5% salary reductions for employees and 10% salary reductions for senior management effective, January 1, 2003 were eliminated and the January 1, 2003 salaries were reinstated for those employees that were affected by the salary reduction. This salary reinstatement increased total 2005 engineering expenses by $0.3 million, and increased total 2005 company expenses by $0.5 million.

Selling and Marketing Expense

Selling and marketing expense consists primarily of salaries for sales and marketing personnel, travel, advertising and promotion, recruiting, and facilities expense. Sales and marketing expense increased 15% from $2.4 million in 2004 to $2.7 million in 2005. As a percentage of total revenue, sales and marketing expense increased from 14% in 2004 to 17% in 2005. The dollar and percentage increases were primarily due to $0.3 million higher spending on compensation and fringe benefit costs.

Sales and marketing expense was approximately $2.4 million in both 2003 and 2004. As a percentage of total revenue, sales and marketing expense decreased from 22% in 2003 to 14% in 2004. The percentage decrease was primarily due to higher revenue in 2004 as compared to 2003.

General and Administrative Expense

General and administrative expense consists primarily of salaries for administrative personnel, facility costs, bad debt, audit, legal, stock exchange and insurance expenses. General and administrative expense increased 6% from $2.5 million in 2004 to $2.6 million in 2005. As a percentage of total revenue, general and administrative expense increased from 15% in 2004 to 17% in 2005. The dollar and percentage increases were primarily due to $0.2 million higher spending on compensation and fringe benefit costs partially offset by a $0.1 million decrease in professional fees and insurance.

General and administrative expense increased 4% from $2.4 million in 2003 to $2.5 million in 2004. As a percentage of total revenue, general and administrative expense decreased from 22% in 2003 to 15% in 2004. The dollar increase was primarily due to a $0.1 million lower provision for bad debts in 2004 compared with 2003, and a $0.1 million increase in professional fees and insurance. These increases were reduced by a $0.1 million decrease in depreciation expense.

Interest Income

Interest income increased 106% or $0.6 from $0.6 million in 2004 to $1.2 million in 2005. The dollar increase was primarily due to higher interest rates earned on our investments throughout 2005.

Interest income decreased 7% or $39,000 in 2004 and was approximately $0.6 million in both 2003 and 2004. The dollar decrease was primarily due to lower cash balances.

Income Taxes

We evaluate, on a quarterly basis, the positive and negative evidence affecting the realizability of our deferred tax assets. As a result of incurring operating losses since 2001, we determined that it is more likely than not that our deferred tax assets may not be realized, and since the fourth quarter of 2002 have established a full valuation allowance for our net deferred tax assets. Accordingly, we have not recorded a deferred tax benefit for the operating losses incurred in the years ended December 31, 2004 and 2005.

In 2002, we determined that due to our continuing operating losses in 2001 and 2002 as well as the uncertainty of the timing of profitability in future periods, we should fully reserve our deferred tax assets. As a result, we recorded a tax provision of $7.1 million in 2002 to reserve for our remaining deferred tax assets.

As of December 31, 2005, we had federal net operating loss and research and experimentation credit carry forwards of approximately $50.0 million and $10.6 million respectively, which may be available to offset future federal income tax liabilities and expire at various dates from 2007 through 2025. In addition, at December 31, 2005, we had approximately $6.1 million and $5.3 million of state net operating losses and state research and development and investment tax carry forwards, respectively, which expire at various dates from 2006 through 2020. Ownership changes, if any, as defined in the Internal Revenue Code, may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income.

Of the total net operating loss and research and development tax credit carryforwards for which a valuation allowance was recorded, approximately $22.1 million is attributable to the exercise of stock options and the tax benefit will be credited to additional paid-in capital, if realized in the future.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception in March 1986, we have financed our activities primarily through the sale of stock. In the years ended December 31, 2005, 2004 and 2003, we received net proceeds from the issuance of stock under employee stock plans of $1.2 million, $0.5 million and $0.1 million, respectively. Our operating activities used net cash of $2.0 million, $0.9 million, and $8.1 million in the years ended December 31, 2005, 2004 and 2003, respectively. Cash used in our operating activities was primarily the result of operating losses and working capital requirements.

In the years ended December 31, 2005, 2004, and 2003, we made capital expenditures of $0.4 million, $0.3 million, and $0.2 million, respectively. Capital expenditures in all three years primarily consisted of spending on computer hardware and software, laboratory equipment, and furniture used principally in engineering activities. We have no material commitments for capital expenditures. In the year ended December 31, 2005 we purchased $0.3 million of other assets.

At December 31, 2005, we had cash, cash equivalents, short-term investments and investments of $36.8 million. While we can not assure you that we will not require additional financing, or that such financing will be available to us, we believe that our cash, cash equivalents, short-term investments and investments will be sufficient to fund our operations for at least the next twelve months.

To date, inflation has not had a material impact on our financial results. There can be no assurance, however, that inflation will not adversely affect our financial results in the future.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any financial partnerships with unconsolidated entities, such as entities often referred to as structured finance, special purpose entities or variable interest entities which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had such relationships.

CONTRACTUAL OBLIGATIONS

We have various contractual obligations impacting our liquidity. The following represents our contractual obligations as of December 31, 2005 (in thousands):

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 30	$ 19	$11	$-	$-
Purchase orders	232	232	-	-	-
Total	$262	$251	$11	$-	$-

CRITICAL ACCOUNTING POLICIES

We consider certain accounting policies related to revenue recognition, income taxes and the allowance for doubtful accounts to be critical policies.

Revenue recognition. We derive our revenue from three sources (i) product revenue, which includes revenue from the sale of hardware and software products for the automated test equipment market and software products for the biometrics, medical and digital imaging markets, (ii) contract revenue, which includes patent, license and engineering service fees that we receive under customer agreements, and (iii) royalties that we receive under customer agreements.

As prescribed by Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition", we recognize revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and delivery has occurred or services have been rendered. We also apply the principles set forth in AICPA Statement of Position No. 97-2, "Software Revenue Recognition", when recognizing software revenue. Our revenue recognition policies are described more fully in Note 2, Summary of Significant Accounting Policies, in the Notes to our Consolidated Financial Statements.

As described below, we make significant judgments and estimates during the process of determining revenue for any particular accounting period.

In determining revenue recognition, we assess whether fees associated with revenue transactions are fixed or determinable and whether or not collection is reasonably assured. We make a judgment whether fees are fixed or determinable based on the payment terms associated with that transaction. We assess collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured.

In addition to these general revenue recognition judgments, we make specific judgments and estimates with respect to the recognition of contract revenue. When our agreements include the delivery of licensing rights and technology as well as the provision of engineering services, we combine the total patent, license and engineering service fees to be paid under the agreement. These total fees are recognized ratably over the expected product development period, subject to the limitation that the cumulative revenue recognized through the end of any period may not exceed cumulative contract payments to date. We review assumptions regarding the product development period on a regular basis and make adjustments as required. Consistent with the principles of SAB 104, we believe that this method represents the appropriate systematic method for revenue recognition for this type of contract.

After customers enter into development and license agreements, they often engage us to provide additional engineering work that is beyond the scope of their original agreement. When customers request additional services, both parties agree to engineering fees that are based on the level of effort required. We recognize revenue from these agreements either as engineering services are performed or as milestones are achieved.

Income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our actual current tax expense. We must also estimate temporary and permanent differences that result from differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period for deferred tax assets, which have been recognized, we must include an expense with the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets, and any valuation allowance recorded against our net deferred tax assets. Our deferred tax assets relate to net operating losses and research and development tax credits that we are carrying forward into future tax periods. As of December 31, 2005, we had a total of $43.0 million of deferred tax assets for which we had recorded a full valuation allowance.

Of the total valuation allowance, approximately $22.1 million relates to net operating loss and research and development tax credit carryforwards that are attributable to the exercise of stock options and the tax benefit will be credited to additional paid-in capital, if realized in the future.

Allowance for doubtful accounts. We make judgments as to our ability to collect outstanding receivables and provide allowances for receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. If the judgments we make to determine the allowance for doubtful accounts do not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be required.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements – In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) is a revision of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and stock purchases under employee stock purchase plans, to be recognized in the financial statements based on their fair values. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides the Staff's views regarding interactions between FAS 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. In April 2005, the SEC adopted a new rule amending the compliance dates for SFAS 123(R). In accordance with the new rule, the accounting provisions of SFAS 123(R) are effective for us in our fiscal year beginning January 1, 2006.

We will adopt SFAS 123(R) using the "modified-prospective method," which is a method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. We expect to apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which will then be amortized on a straight-line basis. We expect the adoption to have a material impact on our consolidated statements of operations.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" ("FAS 154"). FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The adoption of the provisions of FAS 154 is not expected to have a material impact on the Company's financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk relates primarily to our investment portfolio, and the effect that changes in interest rates would have on that portfolio. Our investment portfolio has included:

- Cash and cash equivalents, which consist of financial instruments with original maturities of three months or less;
- Short-term investments, which consist of financial instruments with remaining maturities of twelve months or less, and auction rate securities that typically have interest reset dates of twenty-eight days; and
- Investments, which consist of financial instruments that mature in three years or less.

All of our investments meet the high quality standards specified in our investment policy. This policy dictates the maturity period and limits the amount of credit exposure to any one issue, issuer, and type of instrument.

The interest rates on our auction rate securities are typically reset by auction every twenty-eight days. Although our auction rate securities have been readily marketable, if an auction were to fail, we may not be able to sell these securities on the planned reset date thereby increasing our holding period.

We do not use derivative financial instruments for speculative or trading purposes. As of December 31, 2005, we had invested $36.8 million in cash, cash equivalents and short-term investments that matured in twelve months or less. Due to the short duration of these financial instruments, we do not expect that an increase in interest rates would result in any material loss to our investment portfolio. As of December 31, 2005, we had no long-term investments.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Aware, Inc.:

We have completed integrated audits of Aware, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Aware, Inc. and its subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 14, 2006

AWARE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,	
	2005	**2004**
ASSETS		
Current assets:		
Cash and cash equivalents	$13,068	$7,482
Short-term investments	23,695	27,483
Accounts receivable (less allowance for doubtful accounts of $97 in 2005 and $110 in 2004)	3,749	3,070
Inventories	86	143
Prepaid expenses and other current assets	764	417
Total current assets	41,362	38,595
Property and equipment, net	8,075	8,287
Investments	-	3,301
Other assets, net	304	-
Total assets	$49,741	$50,183
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$607	$361
Accrued expenses	159	157
Accrued compensation	722	625
Accrued professional	212	169
Deferred revenue	538	115
Total current liabilities	2,238	1,427
Commitments and contingent liabilities (Note 7)		
Stockholders' equity:		
Preferred stock, $1.00 par value; 1,000,000 shares authorized, none outstanding	-	-
Common stock, $.01 par value; shares authorized, 70,000,000 in 2005 and 2004; issued and outstanding, 23,281,575in 2005 and 22,908,818 in 2004	233	229
Additional paid-in capital	79,093	77,882
Accumulated deficit	(31,823)	(29,355)
Total stockholders' equity	47,503	48,756
Total liabilities and stockholders' equity	$49,741	$50,183

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years ended December 31,		
	2005	2004	2003
Revenue:			
Product sales	$5,431	$4,759	$4,309
Contract revenue	6,719	7,575	2,840
Royalties	3,517	4,151	3,694
Total revenue	15,667	16,485	10,843
Costs and expenses:			
Cost of product sales	474	862	1,043
Cost of contract revenue	3,270	2,683	1,567
Research and development	10,170	10,013	12,074
Selling and marketing	2,738	2,379	2,407
General and administrative	2,633	2,473	2,387
Total costs and expenses	19,285	18,410	19,478
Loss from operations	(3,618)	(1,925)	(8,635)
Interest income	1,150	558	597
Loss before provision for income taxes	(2,468)	(1,367)	(8,038)
Provision for income taxes	-	-	-
Net loss	($2,468)	($1,367)	($8,038)
Net loss per share – basic and diluted	($0.11)	($0.06)	($0.35)
Weighted average shares – basic and diluted	23,076	22,785	22,713

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net loss	($2,468)	($1,367)	($8,038)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	614	969	1,471
Provision for doubtful accounts	-	(50)	(150)
Increase (decrease) from changes in assets and liabilities:			
Accounts receivable	(679)	(571)	(1,041)
Inventories	57	(95)	2
Prepaid expenses and other current assets	(347)	146	(33)
Accounts payable	246	100	(13)
Accrued expenses	142	299	(591)
Deferred revenue	423	(356)	329
Net cash used in operating activities	(2,012)	(925)	(8,064)
Cash flows from investing activities:			
Purchases of property and equipment	(368)	(256)	(190)
Purchase of other assets	(338)	-	-
Sales of investments	21,977	33,051	21,775
Purchases of investments	(14,888)	(27,175)	(15,185)
Net cash provided by investing activities	6,383	5,620	6,400
Cash flows from financing activities:			
Proceeds from issuance of common stock	1,215	483	100
Net cash provided by financing activities	1,215	483	100
Increase (decrease) in cash and cash equivalents	5,586	5,178	(1,564)
Cash and cash equivalents, beginning of year	7,482	2,304	3,868
Cash and cash equivalents, end of year	$13,068	$7,482	$2,304

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2002	22,698	$227	$77,301	($19,950)	$57,578
Exercise of common stock options	3	-	10		10
Issuance of common stock under employee stock purchase plan	49	1	89		90
Net loss				(8,038)	(8,038)
Balance at December 31, 2003	22,750	228	77,400	(27,988)	49,640
Exercise of common stock options	110	1	349		350
Issuance of common stock under employee stock purchase plan	49	-	133		133
Net loss				(1,367)	(1,367)
Balance at December 31, 2004	22,909	229	77,882	(29,355)	48,756
Exercise of common stock options	340	4	1,062		1,066
Issuance of common stock under employee stock purchase plan	33	-	149		149
Net loss				(2,468)	(2,468)
Balance at December 31, 2005	23,282	$233	$79,093	($31,823)	$47,503

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

We are a leader in the development and marketing of intellectual property for broadband communications. Our principal offering to date has been Asymmetric Digital Subscriber Line ("ADSL") technology for the telecommunications industry. ADSL enables telephone companies to use their existing copper telephone lines to offer broadband services. We license our broadband technology on a nonexclusive and worldwide basis to semiconductor companies that manufacture and sell integrated circuits that incorporate our technology to equipment companies who incorporate those integrated circuits into their products. We also offer ADSL hardware and software products and biometrics, medical and digital imaging software products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts of Aware, Inc. and its subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents consist primarily of demand deposits, money market funds, commercial paper, and discount notes in highly liquid short-term instruments with original maturities of three months or less from the date of purchase and are stated at cost, which approximates market.

Investments - At December 31, 2005 and 2004, we categorized all securities as "available-for-sale," since we may liquidate these investments currently. In calculating realized gains and losses, cost is determined using specific identification. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in a separate component of stockholders' equity. At December 31, 2005 and 2004, unrealized gains and losses were not material. Gross realized gains on available for sale securities were zero in 2005 and $665 in 2004 and $11,912 in 2003. There were no gross realized losses during those periods.

At December 31, 2005 and December 31, 2004, we held $17.1 million and $15.8 million, respectively, of auction variable rate notes classified as available-for-sale securities. Our investments in these securities are recorded at cost, which approximates fair market value due to their variable interest rates, which typically reset every 28 days, and, despite the long-term nature of their stated contractual maturities, we have the ability to quickly liquidate these securities. As a result, we had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from these investments. All income generated from these investments was recorded as interest income.

The amortized cost of securities, which approximates fair value, consists of the following at December 31, 2005 and 2004 (in thousands):

Short-term investments	2005	2004
Auction variable rate notes	$17,082	$15,750
Corporate debt securities	1,262	2,586
U.S. agency securities	5,351	9,147
Total	$23,695	$27,483

Investments	2005	2004
Corporate debt securities	$ -	$ -
U.S. agency securities	-	3,301
Total	$ -	$3,301

Short-term investments mature within three to twelve months, and investments mature within one to two years.

Allowance for Doubtful Accounts – Accounts are charged to the allowance for doubtful accounts as they are deemed uncollectible based on a periodic review of the accounts.

Inventories – Inventories are stated at the lower of cost or market with cost being determined by the first-in, first-out ("FIFO") method.

Property and Equipment – Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over the estimated useful lives of the assets. Upon retirement or sale, the costs of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income or loss. Expenditures for repairs and maintenance are charged to expense as incurred.

The estimated useful lives of assets used by us are:

Building and improvements	30 years
Building improvements	5 to 20 years
Furniture and fixtures	5 years
Computer, office & manufacturing equipment	3 years
Purchased software	3 years

Impairment of Long-Lived Assets – We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis. The cash flow estimates used to determine the impairment, if any, reflect our best estimates using appropriate assumptions and projections at that time. We believe that no significant impairment of our long-lived assets has occurred as of December 31, 2005 and 2004.

Revenue Recognition – Effective January 1, 2000, we adopted Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which was superseded by SAB 104 effective December 2003 and was adopted by us at that time. Accordingly, our general revenue recognition policy is to recognize revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and delivery has occurred or services have been rendered.

We derive our revenue from three sources (i) product revenue, which includes revenue from the sale of ADSL hardware and software products and biometrics medical and digital imaging software products, (ii) contract revenue, which includes patent, license and engineering service fees that we receive under customer agreements, and (iii) royalties that we receive under customer agreements. In addition to the above general revenue recognition principles prescribed by SAB 104, our specific revenue recognition policies for each revenue source are more fully described below.

Product sales. Product sales consist primarily of revenue from the sale of: (i) hardware products, and (ii) software products.

- Hardware products, including ADSL modules and ADSL test and development systems are standalone products that are sold independently of our technology licensing products. The terms of sales generally do not contain provisions that obligate us to provide additional products or services after shipment. Additionally, we do not grant return rights other than normal warranty rights of return. We recognize revenue: (i) upon shipment when products are shipped FOB shipping point, and (ii) upon delivery at the customer's location when products are shipped FOB destination.

- Software products consists of standard off-the-shelf software that are generally sold to OEM customers for integration into their products. The terms of sale generally do not contain provisions that obligate us to provide additional products or services after shipment, other than technical telephone support for a brief period of time post sale. The cost of providing technical support is inconsequential because of the limited scope of the support. Additionally, we do not grant return rights other than normal warranty rights of return, and we generally do not customize software for customers. We also sell maintenance contracts that entitle customers to product updates.

We recognize software revenue by applying the principles set forth in SAB 104 and American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 97-2, "Software Revenue Recognition". Accordingly, we recognize revenue for software licenses: (i) upon shipment when products are shipped FOB shipping point, and (ii) upon delivery at the customer's location when products are shipped FOB destination. We recognize revenue for maintenance contracts ratably over the related contract period.

Contract revenue. We enter into nonexclusive development and license agreements with semiconductor licensees that generally require us to deliver technology and/or provide engineering services. In return, we receive one or more of the following forms of consideration: (i) patent and license fees; (ii) engineering service fees; and (iii) royalty payments.

License fees, patent fees or engineering services fees are typically paid and the revenue is recognized during the product development period as technology is delivered or as engineering services milestones are achieved. Engineering milestones have historically been formulated to correlate with the estimated level of effort and related costs. We classify license, patent and engineering service fees as contract revenue.

When our agreements include both the delivery of licensing rights and technology and the provision of engineering services, we combine the total patent, license and engineering service fees to be paid under the agreement. These total fees are recognized ratably over the expected product development period, subject to the limitation that the cumulative revenue recognized through the end of any period may not exceed cumulative contract payments to date. We review assumptions regarding the product development period on a regular basis and make adjustments as required. We believe that this method represents the appropriate systematic method for revenue recognition for this type of contract.

After customers enter into development and license agreements, they often engage us to provide additional engineering work that is beyond the scope of their original agreement. When customers request additional services, both parties agree to engineering fees that are based on the level of effort required. We recognize revenue from these agreements either as engineering services are performed or as milestones are achieved.

Royalty revenue. Royalty revenue is generally recognized in the quarter in which a report is received from a licensee detailing the shipments of products incorporating our intellectual property. This report is typically received in the quarter following sales of the licensed product by the licensee. The terms of our licensing agreements generally require licensees to give notification to us and to pay royalties within 45 to 60 days of the end of the quarter during which sales of licensed products take place.

Income Taxes – We compute deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. We establish a valuation allowance to offset temporary deductible differences, net operating loss carryforwards and tax credits when it is more likely than not that the deferred tax assets will not be realized.

Capitalization of Software Costs – We capitalize certain internally generated software development costs after technological feasibility of the product has been established. No software costs were capitalized for the years ended December 31, 2005, 2004 and 2003, because such costs incurred subsequent to the establishment of technological feasibility, but prior to commercial availability, were immaterial.

Research and Development Costs – Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentration of Credit Risk – At December 31, 2005 and 2004, we had cash and investments, in excess of federally insured deposit limits of approximately $36.7 million and $38.2 million, respectively.

Concentration of credit risk with respect to net accounts receivable consists of $1.4 million, $0.6 million, and $0.3 million with three customers at December 31, 2005 and $1.2 million, $0.6 million, and $0.3 million with three customers at December 31, 2004.

Stock-Based Compensation – We grant stock options to our employees and directors. Such grants are for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", we account for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, we have adopted the provisions of SFAS No. 123 through disclosure only.

At December 31, 2005, we have four stock-based employee compensation plans, which are described more fully in Note 6. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The following table illustrates the pro forma effect on net loss and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure – An Amendment of SFAS No. 123", to stock-based employee compensation (in thousands, except per share data):

	Year ended December 31,		
	2005	2004	2003
Net loss - as reported	($2,468)	($1,367)	($8,038)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	10,113	8,277	21,107
Net loss - pro forma	($12,581)	($9,644)	($29,145)
Basic loss per share – as reported	($0.11)	($0.06)	($0.35)
Basic loss per share – pro forma	($0.55)	($0.42)	($1.28)
Diluted loss per share – as reported	($0.11)	($0.06)	($0.35)
Diluted loss per share – pro forma	($0.55)	($0.42)	($1.28)

The fair value of options on their grant date was measured using the Black-Scholes option pricing model. Key assumptions used to apply this pricing model are as follows:

	Year ended December 31,		
	2005	2004	2003
Average risk-free interest rate	4.05%	3.74%	2.97%
Expected life of option grants	3-5 years	5 years	5 years
Expected volatility of underlying stock	67%-87%	93%	95%
Expected dividend yield	-	-	-

Computation of Earnings per Share – Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding plus additional common shares that would have been outstanding if dilutive potential common shares had been issued. For the purposes of this calculation, stock options are considered common stock equivalents in periods in which they have a dilutive effect. Stock options that are antidilutive are excluded from the calculation.

Use of Estimates – The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include revenue recognition, reserves for doubtful accounts, reserves for excess and obsolete inventory, useful lives of fixed assets, valuation allowance for deferred income tax assets, and accrued liabilities. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

Comprehensive Income (Loss) - Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. For the years ended December 31, 2005, 2004 and 2003, comprehensive income (loss) was not materially different from net income (loss).

Advertising Costs – Advertising costs are expensed as incurred and were not material for 2005, 2004 and 2003.

Recent Accounting Pronouncements – In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) is a revision of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and stock purchases under employee stock purchase plans, to be recognized in the financial statements based on their fair values. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides the Staff's views regarding interactions between FAS 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. In April 2005, the SEC adopted a new rule amending the compliance dates for SFAS 123(R). In accordance with the new rule, the accounting provisions of SFAS 123(R) are effective for us in our fiscal year beginning January 1, 2006.

We will adopt SFAS 123(R) using the "modified-prospective method," which is a method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. We expect to apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which will then be amortized on a straight-line basis. We expect the adoption to have a material impact on our consolidated statements of operations.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" ("FAS 154"). FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The adoption of the provisions of FAS 154 is not expected to have a material impact on the Company's financial position or results of operations.

Segments – We organize ourselves as one segment reporting to the chief operating decision-maker. We have sales outside of the United States, which are described in Note 8. All long-lived assets are maintained in the United States.

3. INVENTORIES

Inventories consisted of the following at December 31 (in thousands):

	2005	2004
Raw materials	$86	$143

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31 (in thousands):

	2005	2004
Land	$1,080	$1,080
Building and improvements	8,837	8,837
Computer equipment	6,199	5,931
Purchased software	2,935	2,839
Furniture and fixtures	938	937
Office equipment	349	346
Manufacturing equipment	268	268
Total	20,606	20,238
Less accumulated depreciation and amortization	(12,531)	(11,951)
Property and equipment, net	$8,075	$8,287

Depreciation expense amounted to $0.6 million, $0.9 million and $1.3 million in each of the years ended December 31, 2005, 2004, and 2003, respectively.

5. INCOME TAXES

Deferred tax assets are attributable to the following at December 31 (in thousands):

	2005	2004
Federal net operating loss carryforwards	$16,986	$16,625
Research and development and other tax credit carryforwards	14,089	12,818
State net operating loss carryforwards	382	554
Capitalized research and development costs	10,907	10,305
Other	613	659
Total	42,977	40,961
Less valuation allowance	(42,977)	(40,961)
Deferred tax assets, net	$ -	$ -

A reconciliation of the U.S. federal statutory rate to the effective tax rate is as follows:

	Year ended December 31,		
	2005	2004	2003
Federal statutory rate	(34%)	(34%)	(34%)
State rate, net of federal benefit	(8)	(7)	(6)
Tax credits	(47)	(77)	(14)
Change in valuation allowance	77	98	50
Other	12	20	4
Effective tax rate	0%	0%	0%

During 2002, we recorded a valuation allowance of $38.1 million against all of our deferred tax assets and in 2003 we increased the valuation allowance by $3.7 million to $41.8 million. The valuation allowance was recorded against deferred tax assets because we determined that it was more likely than not that all of the deferred tax assets may not be realized.

In 2004, we increased the valuation allowance by $0.5 million primarily as a result of additional operating losses and tax credits, and reduced the valuation allowance by $1.4 million as a result of expiring state net operating loss carryforwards. In 2005, we increased the valuation allowance by $2.3 million primarily as a result of additional operating losses and tax credits, and reduced the valuation allowance by $0.3 million as a result of expiring state net operating loss carryforwards

We have incurred operating losses in 2005, 2004, and 2003. At December 31, 2005 and 2004, these cumulative factors resulted in our continued decision that it is more likely than not that all of our deferred tax assets may not be realized. If we generate sustained future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed. If the valuation allowance is reversed approximately $22.1 million would be recorded as a credit to additional paid in capital reflecting the benefit of deductions from the exercise of stock options.

As of December 31, 2005, we had federal net operating loss and research and experimentation credit carryforwards of approximately $50.0 million and $10.6 million respectively, which may be available to offset future federal income tax liabilities and expire at various dates from 2007 through 2025. In addition, at December 31, 2005, we had approximately $6.1 million and $5.3 million of state net operating losses and state research and development and investment tax carryforwards, respectively, which expire at various dates from 2006 through 2020. Ownership changes, if any, as defined in the Internal Revenue Code, may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income.

6. EQUITY AND STOCK COMPENSATION PLANS

At December 31, 2005, we have four stock-based compensation plans, which are described below:

Fixed Stock Option Plans – We have three fixed option plans. Under the 1990 Incentive and Nonstatutory Stock Option Plan ("1990 Plan"), we may grant incentive stock options or nonqualified stock options to our employees and directors for up to 2,873,002 shares of common stock. Under the 1996 Stock Option Plan ("1996 Plan"), we may grant incentive stock options or nonqualified stock options to our employees and directors for up to 6,100,000 shares of common stock. Under the 2001 Nonqualified Stock Plan ("2001 Plan"), we may grant nonqualified stock options or stock awards to our employees and directors for up to 8,000,000 shares of common stock. Under all three plans, options are granted at an exercise price as determined by the Board of Directors and have a maximum term of ten years. Our options generally vest over three to five years, although we have granted options that are 50% or fully vested on the date of grant. As of December 31, 2005, there were 5,224,580 shares available for grant under the 2001 Plan, 133,117 shares available for grant under the 1996 Plan, and no shares available under the 1990 Plan. In February 2005, we granted fully vested stock options to our directors and certain of our officers to purchase an aggregate of 1,658,500 shares of our common stock. The options were granted with exercise prices equal to the fair market value of our common stock on the dates of grant.

A summary of the transactions of our three fixed stock option plans for the years ended December 31, 2005, 2004, and 2003 are presented below:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,509,808	$3.95	3,467,929	$4.38	6,842,546	$17.47
Granted	2,161,500	6.10	1,305,500	2.96	2,993,963	3.22
Exercised	(339,884)	3.13	(110,087)	3.18	(2,937)	3.54
Forfeited or cancelled	(46,818)	4.05	(153,534)	5.83	(6,365,643)	17.91
Outstanding at end of year	6,284,606	$4.73	4,509,808	$3.95	3,467,929	$4.38
Options exercisable at year end	5,598,113	$4.78	3,409,927	$4.23	2,356,254	$4.84

All options granted during the years ended December 31, 2005, 2004 and 2003 had exercise prices equal to the fair market value of the Company's common stock on the date of grant, and the weighted average grant date fair values of options granted were $4.25, $2.16 and $2.37, respectively.

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/05	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Exercisable At 12/31/05	Weighted-Avg. Exercise Price
$0 to 5	3,927,189	7.9	$3.16	3,508,066	$3.17
5 to 10	2,222,750	8.0	6.16	1,955,380	6.14
10 to 20	43,417	2.0	10.57	43,417	10.57
20 to 30	21,750	4.8	20.38	21,750	20.38
30 to 40	45,000	3.5	33.56	45,000	33.56
40 to 50	14,500	4.2	44.02	14,500	44.02
50 to 70	10,000	3.8	58.06	10,000	58.06
	6,284,606	7.8	$4.73	5,598,113	$4.78

Employee Stock Purchase Plan - In June 1996, we adopted an Employee Stock Purchase Plan (the "ESPP Plan") under which eligible employees could purchase common stock at a price equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each six-month offering period. On November 29, 2005 we amended the ESPP Plan to provide that eligible employees may purchase common stock at a price equal to 95% of the fair market value of the common stock as of the end of each six-month offering period. Participation in the ESPP Plan is limited to 6% of an employee's compensation, may be terminated at any time by the employee and automatically ends on termination of employment. A total of 350,000 shares of common stock have been reserved for issuance. As of December 31, 2005 there were 139,807 shares available for future issuance under the ESPP Plan. We issued 32,873, 48,437 and 49,186 common shares under the ESPP Plan in 2005, 2004 and 2003, respectively.

Stockholder Rights Plan - In October 2001, our board of directors adopted a stockholder rights plan and declared a dividend distribution of one share purchase right (a "Right") for each outstanding share of our common stock to stockholders of record at the close of business on October 15, 2001. Each share of common stock issued after that date also will carry with it one Right, subject to certain exceptions. Each Right, when it becomes exercisable, will entitle the record holder to purchase from us one ten-thousandth of a share of series A preferred stock at an exercise price of $40.00 subject to adjustment.

The Rights become exercisable upon the earliest of the following dates: (i) the date on which we first publicly announce that a person or group has become an acquiring person, or (ii) the date, if any, that our board of directors may designate following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer which could result in the potential buyer becoming a beneficial owner of 15% or more of our outstanding common stock. Under these circumstances, holders of Rights will be entitled to purchase, for the exercise price, the preferred stock equivalent of common stock having a market value of two times the exercise price. The Rights expire on October 2, 2011, and may be redeemed by us for $.001 per Right.

Employee Stock Option Exchange Program - On March 3, 2003, we commenced an offer to exchange outstanding stock options with eligible employees. Under the terms of the program, eligible employees had the right to tender for cancellation all stock options that they held with an exercise price above $3.00 per share by April 1, 2003. We accepted for exchange options to purchase an aggregate of 6,162,952 shares of our common stock. Subject to the terms and conditions of the offer, we were obligated to issue new options to purchase an aggregate of up to 3,081,563 shares of our common stock. On October 14, 2003, we granted options to purchase an aggregate of 2,854,213 shares of our common stock at the then current market value of $3.27 per share in connection with the offer to exchange. The replacement options were granted more than six months and one day after the cancellation of the old options. As a result, the new options were considered a fixed award and did not result in any compensation expense.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments – We own our principal office and research facility in Bedford, Massachusetts, which we have occupied since November 1997. We conduct a portion of our activities in leased facilities in Lafayette, California under a non-cancelable operating lease that expires in 2007. The following is a schedule of future minimum rental payments (in thousands):

Year ended December 31,	
2006	$19
2007	11
Total minimum lease payments	$30

Rental expense was approximately $26,000, $35,000 and $45,000 in 2005, 2004 and 2003, respectively.

Litigation - There are no material pending legal proceedings to which we are a party or to which any of our properties are subject which, either individually or in the aggregate, are expected to have a material adverse effect on our business, financial position or results of operations.

Guarantees and Indemnification Obligations – We enter into licensing agreements in the ordinary course of business that require us: i) to perform under the terms of the contracts, ii) to protect the confidentiality of our customers' intellectual property, and iii) to indemnify customers, including indemnification against third party claims alleging infringement of intellectual property rights. We also have agreements with each of our directors and executive officers to indemnify such directors or executive officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or officer of the Company.

Given the nature of the above obligations and agreements, we are unable to make a reasonable estimate of the maximum potential amount that we could be required to pay. Historically, we have not made any significant payments on the above guarantees and indemnifications and no amount has been accrued in the accompanying consolidated financial statements with respect to these guarantees and indemnifications.

8. BUSINESS SEGMENTS AND MAJOR CUSTOMERS

We manage the business as one segment and conduct our operations in the United States.

We sell our products and technology to domestic and international customers. Revenues were generated from the following geographic regions (in thousands):

	Year ended December 31,		
	2005	2004	2003
United States	$9,202	$10,101	$8,049
Germany	4,926	4,910	1,990
Rest of world	1,539	1,474	804
	$15,667	$16,485	$10,843

The portion of total revenue that was derived from major customers was as follows:

	Year ended December 31,		
	2005	2004	2003
Customer A	20%	28%	27%
Customer B	30%	28%	17%
Customer C	1%	7%	14%

9. EMPLOYEE BENEFIT PLAN

In 1994, we established a qualified 401(k) Retirement Plan (the "Plan") under which employees are allowed to contribute certain percentages of their pay, up to the maximum allowed under Section 401(k) of the Internal Revenue Code. Our contributions to the Plan are at the discretion of the Board of Directors. Our contributions were approximately $289,000, $274,000 and $284,000 in 2005, 2004 and 2003, respectively.

10. NET LOSS PER SHARE

Net loss per share is calculated as follows (in thousands, except per share data):

	Year ended December 31,		
	2005	2004	2003
Net loss	($2,468)	($1,367)	($8,038)
Weighted average common shares outstanding	23,076	22,785	22,713
Additional dilutive common stock equivalents	-	-	-
Diluted shares outstanding	23,076	22,785	22,713
Net loss per share – basic	($0.11)	($0.06)	($0.35)
Net loss per share – diluted	($0.11)	($0.06)	($0.35)

For the years ended December 31, 2005, 2004 and 2003, potential common stock equivalents of 1,824,826, 356,411 and 10,525, respectively, were not included in the per share calculation for diluted EPS, because we had a net loss and the effect of their inclusion would be anti-dilutive. For the years ended December 31, 2005, 2004 and 2003, options to purchase 2,340,167, 280,605 and 3,352,283 shares of common stock at average weighted prices of $7.36, $16.06 and $4.45 per share, respectively, were outstanding, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares and thus would be anti-dilutive.

11. QUARTERLY RESULTS OF OPERATIONS - UNAUDITED

The following table presents unaudited quarterly operating results for each of our quarters in the two-year period ended December 31, 2005 (in thousands, except per share data):

	2005 Quarters Ended			
	March 31	June 30	September 30	December 31
Revenue	$4,224	$2,683	$5,087	$3,673
Gross profit	3,324	1,903	4,104	2,592
Income (loss) from operations	(531)	(1,794)	252	(1,545)
Net income (loss)	(314)	(1,522)	561	(1,193)
Net income (loss) per share – basic	($0.01)	($0.07)	$0.02	($0.05)
Net income (loss) per share – diluted	($0.01)	($0.07)	$0.02	($0.05)

	2004 Quarters Ended			
	March 31	June 30	September 30	December 31
Revenue	$3,602	$3,725	$4,561	$4,597
Gross profit	2,598	2,877	3,687	3,778
Income (loss) from operations	(1,270)	(923)	21	247
Net income (loss)	(1,147)	(808)	164	424
Net income (loss) per share – basic	($0.05)	($0.04)	$0.01	$0.02
Net income (loss) per share – diluted	($0.05)	($0.04)	$0.01	$0.02

FINANCIAL STATEMENT SCHEDULE

Schedule II - Valuation and Qualifying Accounts – Years ended December 31, 2005, 2004, and 2003
(in thousands)

Col. A	Col. B	Col. C(1)	Col. C(2)	Col. D	Col. E
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions Charged to Reserves	Balance at End of Period
Allowance for doubtful accounts receivable:					
2005	$110	-	-	$13	$97
2004	$927	($50)	-	$767	$110
2003	$1,077	($150)	-	-	$927
Inventory reserves:					
2005	$284	-	-	-	$284
2004	$284	-	-	-	$284
2003	$284	-	-	-	$284

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Evaluation of Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we concluded that there were no changes in our internal control over financial reporting that occurred during the quarterly period ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

ITEM 9B. OTHER INFORMATION

On March 9, 2006, the Board of Directors of Aware, Inc. approved a Compensation Committee recommendation of an annual retainer of $15,000 each to the non-employee directors of Aware, Inc. payable at the annual meeting of shareholders. On March 9, 2006, the Board of Directors of Aware, Inc. approved a Compensation Committee recommendation of a one-time bonus of $25,000 each to Michael A. Tzannes, CEO and Edmund C. Reiter, President in recognition of their roles in the completion of new licensing business relationships. On March 9, 2006, the Board of Directors of Aware, Inc. approved a Compensation Committee recommendation of a potential bonus for 2006 of up to $100,000 each to Michael A. Tzannes, CEO and Edmund C. Reiter, President subject to the Board of Directors discretion based upon Aware, Inc. reaching certain financial targets in 2006.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 of Form 10-K is incorporated by reference from the information contained in the sections captioned *"Directors and Executive Officers"*, *"Corporate Governance"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 24, 2006 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Compensation of Directors and Executive Officers"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 24, 2006 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 24, 2006 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information, if any, required by Item 13 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Certain Relationships and Related Transactions"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 24, 2006 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Independent Accountants"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 24, 2006 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(a) Financial Statements and Exhibits:

(3) Exhibits:

Exhibits have been filed separately with the United States Securities and Exchange Commission in connection with this Annual Report on Form 10-K or have been incorporated into this Report by reference. Copies of such exhibits may be obtained from us upon request.

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Articles of Organization (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, File No. 333-6807 and incorporated herein by reference).
3.2	Articles of Amendment to the Articles of Organization (filed as Exhibit 3.3 to the Company's Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).
3.3	Amended and Restated By-Laws (filed as Exhibit 3.3 to the Company's Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference).
4.1	Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company's Form 8-K filed with the Securities and Exchange Commission on October 3, 2001 and incorporated herein by reference).
4.2	Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (attached as Exhibit A to the Rights Agreement filed as Exhibit 4.1 hereto).
4.3	Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto).
10.1	1990 Incentive and Non-Statutory Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1, File No. 333-6807 and incorporated herein by reference).
10.2	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2000 and incorporated herein by reference).
10.3	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 11, 2005 and incorporated herein by reference).
10.4	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).
10.5	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company's Schedule TO filed with the Securities and Exchange Commission on March 3, 2003 and incorporated herein by reference).

21.1	Subsidiaries of Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AWARE, INC.

By: /s/ Michael A. Tzannes
Michael A. Tzannes, Chief Executive Officer

Date: March 14, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 14th day of March 2006.

Signature	Title
/s/ Michael A. Tzannes Michael A. Tzannes	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Edmund C. Reiter Edmund C. Reiter	President and Director
/s/ Robert J. Weiskopf Robert J. Weiskopf	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ John K. Kerr John K. Kerr	Chairman of the Board of Directors
/s/ Frederick D. D'Alessio Frederick D. D'Alessio	Director
/s/ G. David Forney, Jr. G. David Forney, Jr.	Director
/s/ Adrian F. Kruse Adrian F. Kruse	Director

Corporate Information

BOARD OF DIRECTORS

John K. Kerr
Chairman of the Board
Aware, Inc.

Michael A. Tzannes, Ph.D.
Chief Executive Officer
Aware, Inc.

Edmund C. Reiter, Ph.D.
President
Aware, Inc.

Frederick D. D'Alessio
General Partner
Capitol Management Partners

G. David Forney, Jr., Sc.D.
Adjunct Professor, MIT
Vice President (retired),
Motorola, Inc.

Adrian F. Kruse, C.P.A., J.D.
Audit Partner (retired)
Ernst & Young LLP

OFFICERS

Michael A. Tzannes, Ph.D.
Chief Executive Officer

Edmund C. Reiter, Ph.D.
President

Robert J. Weiskopf
Chief Financial Officer

Richard W. Gross, Ph.D.
Senior Vice President
Engineering

LEGAL COUNSEL

Foley Hoag LLP
Boston, MA

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Boston, MA

TRANSFER AGENT

Computershare Trust Company N.A.
PO Box 43078
Providence, RI 02940-3078
1-877-282-1168
www.computershare.com

ANNUAL MEETING

Wednesday, 10:00 a.m.
May 24, 2006
Renaissance Bedford Hotel
Bedford, MA

STOCK LISTING

NASDAQ: AWRE

CORPORATE HEADQUARTERS

40 Middlesex Turnpike
Bedford, MA 01730
(781) 276-4000

WEST COAST LOCATION

3685 Mt. Diablo Boulevard
Lafayette, CA 94549

CONTACT INFORMATION

Investor Relations
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730-1432 USA
(781) 276-4000
www.aware.com

A W A R E

Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730-1432 USA

tel (781) 276-4000
fax (781) 276-4001

www.aware.com